                                                                       EXHIBIT 5

                                                                   BT Wolfensohn


                                                                  April 21, 1998


Board of Directors
Tracor, Inc.
6500 Tracor Lane
Austin, TX 78725


Dear Members of the Board:

BT Wolfensohn has acted as financial advisor to Tracor, Inc. ("Tracor") in connection with the proposed merger of Tracor and GEC Incorporated ("Parent") pursuant to the Agreement and Plan of Merger, dated April 21, 1998, among Parent, Tracor and GEC Acquisition Corp., a wholly-owned subsidiary of Parent ("Sub") (the "Merger Agreement"), which provides for, among other things, a cash tender offer by Sub for all outstanding shares of Common Stock, par value $0.01 per share, of Tracor (Tracor Common Stock) at a price of $40.00 per share (the "Tender Offer"), and for a subsequent merger of Sub with and into Tracor (the "Merger") as a result of which Tracor will become a wholly-owned subsidiary of Parent, and each outstanding share of Tracor Common Stock (other than shares directly or indirectly owned by Tracor or by Parent and shares as to which dissenters' rights have been perfected) will be converted into the right to receive $40.00 in cash. The terms and conditions of the Tender Offer and of the Merger (together, the "Transaction") are more fully set forth in the Merger Agreement.

You have requested BT Wolfensohn's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Tracor Common Stock of the cash consideration to be received by them in the Transaction.

In connection with BT Wolfensohn's role as financial advisor to Tracor, and in arriving at its opinion, BT Wolfensohn has reviewed certain publicly available financial and other information concerning Tracor and certain internal analyses and other information furnished to it by Tracor. BT Wolfensohn has also held discussions with members of the senior management of Tracor regarding the business and prospects of Tracor. In addition, BT Wolfensohn has (i) reviewed the reported prices and trading activity for Tracor Common Stock, (ii) compared certain financial and stock market information for Tracor with similar information for certain other companies whose securities are publicly traded,
(iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

BT Wolfensohn has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Tracor, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn has assumed and relied upon the accuracy and completeness of all such information and BT Wolfensohn has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Tracor. With respect to the financial forecasts and projections made available to BT Wolfensohn and used in its analyses, BT Wolfensohn has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Tracor as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. BT Wolfensohn's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof. We undertake no obligation to update this opinion to reflect any development occurring after the date hereof.

For purposes of rendering its opinion, BT Wolfensohn has assumed that, in all respects material to its analysis, the representations and warranties of Tracor, Parent and Sub contained in the Merger Agreement are true and correct, Tracor, Parent and Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of Tracor, Parent and Sub to consummate the Merger will be satisfied without any waiver thereof. BT Wolfensohn has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Tracor or Parent is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Tracor or Parent or materially reduce the contemplated benefits of the Merger to Parent.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of Tracor. This opinion does not constitute a recommendation to any stockholder with respect to whether such holder should tender shares pursuant to the Tender Offer or as to how such holder should vote with respect to the Merger. This

Tracor, Inc.
April 21, 1998
Page 3

opinion is limited to the fairness, from a financial point of view, to holders of Tracor Common Stock of the $40.00 per share cash consideration to be paid to them in the Transaction. BT Wolfensohn expresses no opinion as to the merits of the underlying decision by Tracor to engage in the Merger.

BT Wolfensohn is engaged in the merger and acquisition and advisory business of Bankers Trust (together with its affiliates the "BT Group") and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker-dealer and member of the New York Stock Exchange. BT Wolfensohn will be paid a fee for its services as financial advisor to Tracor in connection with the Merger, a significant portion of which is contingent upon consummation of the Merger. One or more members of the BT Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Tracor or its affiliates for which it has received compensation. In 1997, a member of the BT Group acted as sole manager on a Rule 144A offering by Tracor of $250 million senior subordinated notes and concurrently as arranger for a $200 million reducing revolver and also acted as a tender agent to retire an existing bond issue. In 1996, a member of the BT Group, as agent bank, underwrote and syndicated $270 million of senior credit facilities for Tracor and also acted as co-manager on a secondary offering of 5.7million shares issued pursuant to a warrant conversion. In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of Tracor, Parent and General Electric Company, p.l.c. for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is BT Wolfensohn's opinion as investment bankers that, as of the date hereof, the $40.00 per share cash consideration to be paid to the holders of Tracor Common Stock in the Transaction is fair to such stockholders from a financial point of view.


                                        Very truly yours,

                                        BT WOLFENSOHN

                                        /s/ BT Wolfensohn